Announcement of the Annual General Meeting of Shareholders of Woori Bank
for Fiscal Year 2013

On March 13, 2014, the Board of Directors of Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd., passed a resolution to add an additional agenda item to its prior resolution dated February 28, 2014 regarding the annual general meeting of shareholders on March 20, 2014.

Key Details Relating to the Annual General Meeting of Shareholders of Woori Bank

•	Meeting Date and Time: March 20, 2014; 3:20 p.m. (local time)

•	Venue: Woori Bank Head Office Building, 51, Sogong-ro (203 Hoehyon-dong 1-ga)

Jung-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements of Woori Bank for fiscal year 2013

2)	Appointment of standing director of Woori Bank

3)	Appointment of outside directors of Woori Bank who will serve as members of the Audit Committee

4)	Appointment of outside directors of Woori Bank who will not serve as members of the Audit Committee

5)	Approval of the aggregate remuneration limit for directors of Woori Bank

6)	Approval of amendments to the Articles of Incorporation

•	Board of Directors’ Resolution Date: March 13, 2014

•	Details regarding candidates for directors and Audit Committee members will be disclosed at a later date after they become finalized.